

First Midwest Bancorp, Inc.

Keefe, Bruyette & Woods
2012 Regional Bank Conference
February 29, 2012

Forward Looking Statements & Additional Information

First Midwest

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K, the preliminary prospectus supplement and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in the audited financial statements in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company has provided non-GAAP performance results. The Company believes that these non-GAAP financial measures are useful because they allow investors to assess the Company's operating performance. Although the non-GAAP financial measures are intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP.

Presentation Index

- Who We Are

- Operating Performance

- Credit and Capital

- Going Forward

 strong. trusted. |  First Midwest

Who Are We

 

Overview Of First Midwest

- Headquartered In Suburban Chicago
- $8.0bn Assets
  - $5.3bn Loans[1]
  - $6.5bn Deposits
  - 74% Transactional[3]
- $5.0 bn AUM Wealth Management
- $73mm Avg Deposits Per Branch
- #8 in Market Share in Non-Downtown Chicago MSA[2]



WISCONSIN
Kenosha
McHenry
Lake
Lake Michigan
IOWA
DeKalb
Kane
DuPage
Cook
Scott
Kendall
Rock Island
LaSalle
Will
Porter
Lake
Grundy
Knox
Jasper
Newton
ILLINOIS
INDIANA
Vermillion
Champaign

Note: Information as of December 31, 2011.

[1] Includes $261mm in covered loans stemming from three FDIC-assisted transactions since September 30, 2009.

[2] Source: SNL Financial. Non-downtown ranking and market share based on total deposits in Chicago MSA less deposits in the city of Chicago. Data as of June 30, 2011 reflects acquisitions post June 30, 2011.

[3] Defined as total deposits less time deposits.

 **First Midwest Bank**

 **strong, trusted and honored**



"Highest Customer Satisfaction
with Retail Banking in the Midwest"



Operating Performance

strong. trusted. | First Midwest

Significant Fourth Quarter Events

- ### Organizational Realignment
    - Elimination Of Approximately 100 Positions
    - Resulted In Severance-Related Costs Of $2.0 Million

- ### Redeemed $193.0 Million Of TARP Preferred Shares
    - Redeemed Related Common Stock Warrant
    - Resulted In One-time, $1.5 Million/$0.02 Per Share 4Q Charge
    - Eliminates Preferred Dividends Of $10.3 Million Annually

- ### Acquired $106.7 Million In Deposits
    - Approximately $70 Million Of Core Deposits
    - Resulted In A Gain Of $1.1 Million

Performance Highlights

Key Operating Metrics[1]

	Quarters Ended December 31,			Years Ended December 31,		
	2011	2010	Change	2011	2010	Change
Net Income	$ 6.9	$ (28.2)	NA	$ 36.6	$ (9.7)	NA
PTPP Core Operating Earnings[2]	$ 32.9	$ 35.0	(6%)	$ 131.1	$ 136.4	(4%)
Total Fee Based Revenue	$ 23.9	$ 22.4	7%	$ 94.2	$ 86.8	9%
Net Interest Margin	3.95%	4.02%	(2%)	4.04%	4.13%	(2%)
Efficiency Ratio	61.42%	59.08%	4%	61.29%	58.84%	4%

Improved Overall Earnings

Stable Core And Margin

[1]Dollar amounts in millions.
[2]PTPP represents Pre-Tax, Pre-Provision earnings, which is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.

Performance Highlights

Balance Sheet Metrics[1]

	As Of December 31,		Change
	2011	2010	YoY
Loans, End Of Period[2]	$ 5,349	$ 5,472	(2%)
YTD Avg. Core Transactional Deposits[3]	$ 4,755	$ 4,322	10%
Tier 1 Common	10.26%	9.81%	5%
YTD Charge-Offs	$ 103.7	$ 147.1	(30%)
NPAs + 90 Days Past Due[4]	$ 248.4	$ 269.5	(8%)
Loans 30-89 Days Past Due	$ 27.5	$ 23.6	17%

Strong Capital And Liquidity
Credit Metrics Improving

[1]Dollar amounts in millions.
[2]Includes covered loans acquired from FDIC-assisted transactions totaling $261 million and $372 million as of 31-Dec-11 and 31-Dec-10, respectively.
[3]Defined as total deposits less time deposits.
[4]Excludes covered loans.

Core Business Is Solid

Net Interest Margin



Efficiency Ratio[1]



Pre-Tax, Pre-Provision Earnings [2] / RWA



Source: FMBI based on internal data; peer data from SNL Financial.

[1]Equal to non-interest expense divided by fully taxable equivalent (FTE) net interest income and non-interest income. Excludes nonrecurring items; items sourced from SNL.
[2]This is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.
[3]Chicago Peers based on median of MBFI, PVTB, TAYC, and WTFC.
[4]National Peers based on median of SRCE, CHFC, CRBC, FCF, FMER, MBFI, ONB, PNFP, PVTB, PFS, STSA, SUSQ, UMBF, UMPQ, TAYC, TCBI, TRMK, VLY, WSBC, and WTFC.


Strong Deposit Mix[1]



Total Deposits = $6.6bn

Dollar amounts in millions.
[1] Based on quarterly average deposit mix as of December 31, 2011.

Credit and Capital

 

First Midwest

Loan Portfolio Overview



C & I 32%
Office, Retail & Industrial 24%
Residential Construction 2%
Commercial Construction 3%
Multi-Family 5%
Other CRE 17%
Commercial 83%
Covered 5%
Consumer 12%
Home Equity 8%
Real Estate - 1-4 Family 3%
Other Consumer 1%

Total Loans = $5.3bn

Consumer Loans = $660mm

- Branch originated
- Home equity dominated

Covered Loans = $261 mm

- Performing Better Than Originally Expected
- Losses Mitigated By Loss-Share

Commercial Loans = $4.4bn

- ~95% in footprint
- 83% of portfolio, 51% CRE
- Diversified + granular
- Most have personal guarantees
- 36% of CRE is owner-occupied

Note: Loan data as of December 31, 2011.

Changing Loan Mix

Loan Type[1]	Dec. 31 2011	% of Total	Dec. 31 2009	% of Total	% Chg.
Commercial and Industrial	$ 1,458	29%	$ 1,438	28%	1%
Agricultural	244	5%	210	4%	16%
Office, Retail, Industrial	1,299	26%	1,213	23%	7%
Multi-Family	288	6%	334	6%	(14%)
Residential Construction	106	2%	314	6%	(66%)
Commercial Construction	145	3%	231	4%	(37%)
Other Commercial Real Estate	888	17%	799	15%	11%
Subtotal Commercial	4,428	87%	4,539	87%	(2%)
1-4 Family Mortgages	201	4%	140	3%	44%
Consumer	459	9%	524	10%	(12%)
Total	$ 5,088	100%	$ 5,203	100%	(2%)

Greater Commercial And Owner-Occupied CRE

Reduced Construction, Re-entry To 1-4 Family

[1] Dollar amounts in millions.
Note: Excludes covered loans acquired in FDIC-assisted transactions.

Significant Credit Improvement



NPAs + 90s / TCE + LLR	54.9%	32.2%	34.7%	27.8%	31.0%

Strong Capital, Proactive Remediation

($ in millions)

First Midwest

Strong Capital Foundation

First Midwest vs. Peers

Tier 1 Common[1]



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
10.3%
8.9%
11.2%
FMBI
Chicago Peers³
National Peers⁴

NPA + 90 / TCE + LLR[2]



100%
80%
60%
40%
20%
0%
31.0%
32.2%
19.7%
FMBI
Chicago Peers³
National Peers⁴

Source: Company data and SNL Financial.

[1]FMBI as of December 31, 2011. Peer data as of September 30, 2011.

[2]Data as of December 31, 2011

[3]Chicago Peers based on median of MBFI, PVTB, TAYC and WTFC.

[4]National Peers based on median of SRCE, CHFC, CRBC, FCF, FMER, MBFI, ONB, PNFP, PVTB, PFS, STSA, SUSQ, UMBF, UMPQ, TAYC, TCBI, TRMK, VLY, WSBC, and WTFC.

TARP Redemption Completed

Overview

- Redeemed $193 million of preferred stock and outstanding warrant
  - One-time, $1.5 million/$0.02 per share 4Q charge
  - Eliminates preferred dividends of $10.3 million, or $0.08 per share annually, net of additional borrowing costs
  - Recognizes credit and operating performance
- Funded through senior notes and cash on hand
  - $115 million, 5 year notes @ 5.875%
  - No equity component

Advantageous To Shareholders

Maintains Capital Flexibility

Going Forward

 

First Midwest

Strategic Priorities


2010
2011
2012
2013
2014
Credit
Remediate
Liquidate & Originate
Originate
Growth
Positioning
FDIC
FDIC & M&A
M&A
Capital
Defensive
Offensive

Delivering On Multiple Fronts

First Midwest



1. Asset Formation
- New Mortgage Sales Platform
- Asset-Based Lending Team
- Commercial Sales Team

2. Fee Income/Deposits
- Wealth Management
- Core Deposit Growth

3. Efficiency
- Organizational Realignment
- Remediation Costs

4. Investment In Core
- Market Entry - Downtown Chicago, DuPage
- Internet And ATM Platform
- High Customer And Employee Satisfaction

Priorities *Refocusing*, Improving Execution

First Midwest

Market Disruption

- Environment Creates Opportunities
- In Greater Chicago Area
  - ~ 30 Failures Since Start Of 2009
  - ~ 40 Institutions ($19 Billion) With Texas Ratio > 100%
- Well Positioned To Benefit
  - Strong Capital Position
  - Solid Reputation: In Marketplace 70+ Years
  - Expanded Sales Force
  - Experienced Management


First Midwest Bank
strong, trusted
and honored
"Highest Customer Satisfaction
with Retail Banking in the Midwest"
TOP
100
WORKPLACES
2011
Chicago Tribune
2010

Acquisition Opportunities

- Selective Criteria

- Ability To Strengthen The Company

- Leverages Our Skills
  - Local Market Knowledge
  - Core Competency
  - Experienced And Successful Acquirer
    - 7 Deals, $2.9bn Since 2003

- FDIC-Assisted Deals Becoming More Competitive
  - Deals Likely Smaller
  - Eventual Shift From Assisted To Unassisted

Why Invest in First Midwest...

First Midwest

- Premier Community Banking Franchise

- Investing in Our Business

- Working Through Cycle

- Solid Capital; Liquidity

- Experienced Management Team

- Market Opportunities Available

Positioned For Long-term Success

Questions

Appendix

Reconciliation of Non-GAAP Measures

Pre-Tax, Pre-Provision Operating Earnings[1]
(Dollar amounts in thousands)

	Quarters Ended December 31,		Years Ended December 31,	
	2011	2010	2011	2010
Pre-Tax, Pre-Provision Earnings				
Income before taxes	$ 7,220	$ (53,225)	$ 41,071	$ (38,228)
Provision for credit losses	21,902	73,897	80,582	147,349
Pre-tax, pre-provision earnings	29,122	20,672	121,653	109,121
Non-operating earnings:				
Security (losses) gains, net	(110)	1,662	2,410	12,216
Gain on FDIC-assisted transaction	-	-	-	4,303
Gain on acquisition of deposits	1,076	-	1,076	-
Losses realized on OREO	(1,425)	(15,412)	(9,686)	(40,480)
Actuarial pension adjustment	(1,285)	-	(1,282)	-
Severance-related costs stemming from a reduction in workforce	(2,000)	-	(2,000)	-
Integration costs associated with FDIC-assisted transactions	-	(576)	-	(3,324)
Total non-operating items	(3,744)	(14,326)	(9,482)	(27,285)
Pre-tax, pre-provision core operating earnings[1]	$ 32,866	$ 34,998	$ 131,135	$ 136,406

[1]The Company's accounting and reporting policies conform to GAAP and general practices within the banking industry. As a supplement to GAAP, the Company has provided this non-GAAP performance result. The Company believes that this non-GAAP financial measure is useful because it allows investors to assess the Company's operating performance. Although this non-GAAP financial measure is intended to enhance investors' understanding of the Company's business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP.